Consolidated Financial Statements
December 31, 2012 and 2011

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Sprott Resource Lending Corp. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards as included in Part I of the Handbook of the Canadian Institute of Chartered Accountants. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Peter Grosskopf”	“Jim Grosdanis”
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
February 28, 2013

Management’s Report on Internal Control over Financial Reporting

Sprott Resource Lending Corp.’s (the “Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to assess the effectiveness of the Company’s internal control over financial reporting. Based on that assessment, management concluded that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2012 and that the Company’s internal control over financial reporting was effective as at December 31, 2012.

PricewaterhouseCoopers LLP, the Company’s independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2012, have also issued an attestation report on the Company’s internal control over financial reporting. This attestation report follows.

“Peter Grosskopf”	“Jim Grosdanis”
Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
February 28, 2013

Independent Auditor’s Report

To the Shareholders of Sprott Resource Lending Corp.

We have completed integrated audits of Sprott Resource Lending Corp. and its subsidiaries’ December 31, 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Sprott Resource Lending Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for the years for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sprott Resource Lending Corp. and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Sprott Resource Lending Corp. and its subsidiaries’ internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Sprott Resource Lending Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

“PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
February 28, 2013

Sprott Resource Lending Corp.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2012	2011
		$	$
	Note

Assets
Cash and cash equivalents		17,250	31,994
Restricted cash	18	-	5,000
Investments and securities	5,17	49,708	47,802
Loans receivable	6	127,545	136,149
Precious metal loans	5,17	14,454	-
Foreclosed properties held for sale	7	18,174	29,944
Equity method investments	9	286	441
Premises and equipment	8	80	163
Proceeds receivable on sale of subsidiary	12	2,982	-
Loan fees and sold or discharged loans receivable	6f	573	865
Prepaid expenses, deposits, other assets	21, 23	1,573	948
Income tax receivable		79	161
Derivative asset	17,18	-	76
		232,704	253,543

Liabilities
Accounts payable and accrued liabilities	21, 23	7,298	5,135
Deferred revenue	11	1,217	550
Deferred income tax liabilities	12,14	1,044	214
		9,559	5,899

Equity
Share capital	10	207,537	217,768
Treasury shares	10	-	(39)
Contributed surplus	10	12,847	12,705
Retained earnings		2,761	17,234
Cumulative currency translation adjustments		-	(24)
		223,145	247,644
		232,704	253,543

Refer to Note 15 for commitments and contingencies and to Note 22 for subsequent events.

Approved by the Board of Directors on February 28, 2013

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

6

Sprott Resource Lending Corp.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of Canadian dollars)

		For the Years Ended December 31
	Note	2012	2011
		$	$

Interest income
Interest income on resource loans		16,327	11,373
Interest income on impaired real estate loans	6c	2,721	5,355
Other interest income		1,080	830
		20,128	17,558

Other loan (expense) income
Unrealized gain on precious metal loans	5	2,520	-
Loan loss expense on real estate loans, net of recoveries	6c	(10,373)	(4,549)
Loss on revaluation of foreclosed properties held for sale, net of recoveries	7	(11,623)	(853)
Other loan income and fees	6j	3,678	3,588
		(15,798)	(1,814)

Other income (loss)
Equity method investment income	9	110	602
Unrealized loss on investments and securities	5	(1,875)	(516)
Foreign exchange loss		(249)	(196)
Realized gain (loss) on sale of investments and securities	5	714	(1,136)
Gain on sale of subsidiary	12	4,254	-
		2,954	(1,246)
Net interest and other income		7,284	14,498

General and administrative expense
Salaries and benefits	21	1,262	3,391
Office and other	21	1,327	1,738
Stock-based compensation	10,21	480	1,626
Legal and professional services		784	1,350
Regulatory and shareholder relations		321	320
Directors’ fees	21	160	197
Management services	13,21	6,276	3,449
		10,610	12,071
(Loss) income before income taxes		(3,326)	2,427

Income tax expense (recovery)
Current	14	1,184	36
Deferred	14	833	(97)
		2,017	(61)
Net (loss) income		(5,343)	2,488

Other comprehensive (loss)
Currency translation adjustments	12	-	(5)
Total comprehensive (loss) income		(5,343)	2,483
Basic (loss) earnings per share		(0.04)	0.02
Diluted (loss) earnings per share		(0.04)	0.02
Weighted average number of shares outstanding
Basic		152,039,669	154,817,476
Diluted		152,039,669	155,523,839

The accompanying notes are an integral part of these consolidated financial statements.

7

Sprott Resource Lending Corp.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian dollars)

					Cumulative
					Currency
	Share	Treasury	Contributed	Retained	Translation
	Capital	Shares	Surplus	Earnings	Adjustments	Total
	$	$	$	$	$	$
Balance, January 1, 2011	218,082	-	11,418	17,842	(19)	247,323
Net income	-	-	-	2,488	-	2,488
Currency translation adjustments	-	-	-	-	(5)	(5)
Normal course issuer bid (Note 10)	(2,007)	(39)	72	-	-	(1,974)
Stock-based compensation	-	-	1,626	-	-	1,626
Exercise of stock options	1,693	-	(411)	-	-	1,282
Dividends paid to shareholders (Note 10)	-	-	-	(3,096)	-	(3,096)
Balance, December 31, 2011	217,768	(39)	12,705	17,234	(24)	247,644

Net loss	-	-	-	(5,343)	-	(5,343)
Normal course issuer bid (Note 10)	(10,231)	39	(338)	-	-	(10,530)
Stock-based compensation	-	-	480	-	-	480
Dividends paid to shareholders (Note 10)	-	-	-	(9,130)	-	(9,130)
Sale of foreign subsidiary (Note 12)	-	-	-	-	24	24
Balance, December 31, 2012	207,537	-	12,847	2,761	-	223,145

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	For the Years Ended December 31
	2012	2011
	$	$

Cash flows from (used in) operating activities
Net (loss) income	(5,343)	2,488
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(16,327)	(11,373)
Interest payments received	11,505	6,920
Gain, net of realized loss, on investments and securities acquired	(1,609)	(1,152)
Deferred loan origination fees	(1,529)	2,690
Gain on early repayment of loan (Note 6j)	(3,008)	-
Proceeds on sale of investments and securities	5,744	2,923
Net loan repayments (fundings)	2,220	(113,901)
Precious metal loan fundings	(12,500)	-
Cash distribution from a joint venture in connection with resource lending activities	-	580
Items not affecting cash:
Amortization of premises and equipment	82	114
Stock-based compensation	480	1,626
Equity method investment income	(110)	(602)
Unrealized foreign exchange loss (gain)	916	(893)
Gain on sale of subsidiary	(4,254)	-
Unrealized loss on investments and securities	1,875	516
Unrealized gain on precious metal loans	(2,520)	-
Deferred income tax expense (recovery)	833	(97)
Other operating cash flows	4	(16)
Changes in non-cash operating working capital items (Note 20)	6,678	(4,746)
Real estate monetization activities:
Interest income	(2,721)	(5,355)
Interest payments received	-	1,661
Loan loss expense on real estate loans and revaluation of foreclosed properties held for sale	21,996	5,402
Proceeds on sale of loans and loan repayments, net of fundings	471	63,748
Recoveries (expenses) on loans previously written off or sold	1,043	(899)
	3,926	(50,366)

Cash flows (used in) from financing activities
Common shares repurchased and cancelled or held in treasury	(10,530)	(1,974)
Dividends paid	(9,130)	(3,096)
Exercise of stock options	-	1,282
	(19,660)	(3,788)

Cash flows from (used in) investing activities
Purchases of premises and equipment	-	(8)
Proceeds from sale (purchases) of investments and securities	738	(21,660)
Cash distribution from a joint venture	248	-
	986	(21,668)
Changes due to foreign exchange on cash held in subsidiaries	4	127
Decrease in cash and cash equivalents	(14,744)	(75,695)
Cash and cash equivalents - beginning of year	31,994	107,689
Cash and cash equivalents - end of year	17,250	31,994

Supplementary cash flow information – Note 20

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company (the ultimate parent entity) and Sprott Lending Consulting LP, a wholly owned subsidiary of Sprott Inc. (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 13. The Management Services Agreement expires on September 7, 2013.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at December 31, 2012, the Company has a legacy portfolio of real estate loans and foreclosed properties held for sale which is being marketed for sale. The proceeds from real estate loan monetization are expected to be redeployed into resource loans.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange and New York Stock Exchange MKT.

2	BASIS OF PREPARATION

These consolidated financial statements (the “Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) as included in Part I of the Handbook of the Canadian Institute of Chartered Accountants. The Company has provided comparative financial information and has consistently applied the same accounting policies throughout all periods presented.

Significant accounting policies used in the preparation of these Financial Statements are described in Note 3.

The financial statements have been prepared under the historical cost convention, except as modified by financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the Financial Statements are described below.

a) Basis of consolidation

These consolidated financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; and 2265366 Ontario Inc. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc. During 2012, the Company disposed of its wholly owned subsidiary Viceroy Gold Corporation together with its 75% interest in Castle Mountain Venture as described in Note 12. The subsidiary was deconsolidated when control ceased. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss). Distributions received from a joint venture are recorded as a reduction of the investment in the venture.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value.

d) Financial assets

The Company has early adopted IFRS 9, Financial Instruments: Classification and Measurement, effective January 1, 2010. This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9, hybrid contracts are measured as a whole at fair value through profit or loss (“FVTPL”). Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding; otherwise fixed income investments are measured at FVTPL.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Initial recognition and measurement

All financial assets are initially measured at fair value plus or minus, in the case of a financial asset at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset. The Company determines the classification of its non-derivative financial assets at initial recognition.

Subsequent measurement – Financial assets at FVTPL

Cash and cash equivalents are subsequently carried at fair value.

Investments and securities that do not meet the criteria for amortized cost are classified as FVTPL.

Investments and securities include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, investments in notes, bonds and debentures which may contain conversion features, and securities received through the Company’s resource lending activities such as common shares and warrants. Fair value gains (losses) on investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sale of investments and securities are accounted for at their trade date.

Precious metal loans are classified as FVTPL. The total funds advanced to a borrower are allocated first to the value of any shares/warrants/commitment fees received, with the remainder applied as loan principal advanced. Fair value gains (losses) are recognized in net income (loss) for changes in fair value and for time value of money effect. Factors that may impact the value of the loan during a period include time value of money, changes in the market price of the precious metal, changes in foreign exchange rates, or changes in the discount rate as a result of market conditions and/or changes to the borrower’s credit risk.

The methodologies employed to determine fair values for financial assets at FVTPL are discussed in Note 5 and Note 17.

Subsequent measurement – Financial assets at amortized cost

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans receivable are subsequently measured at amortized cost using the effective interest method, less impairment.

Fees received for originating the loans are netted against the carrying value and are recognized in interest income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower. Refer to Note 3k on interest income recognition.

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected. Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

Objective evidence of an impairment of a loan could include: significant financial difficulty of the borrower; breach of contract such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on factors that may include economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent that the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses which have yet to be identified. Loans are grouped on the basis of similar characteristics that are indicative of the debtors’ ability to pay all amounts due according to the contractual terms. Collective grouping is performed on the basis of a credit risk evaluation or a grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors. Management considers the security of a loan as the most appropriate determining factor in formulating a portfolio of loans. If the evaluation does not result in a group of assets with similar characteristics, the loans are individually assessed for impairment.

When a group of loans is determined, certain factors are considered in determining the appropriate level of a collective provision. Such factors include the length of the loan term, current state of commodity markets, and reviews of markets for information on the risk associated with the debt or equity of the borrower.

e) Derivative financial instruments

Derivative financial instruments, such as forward currency contracts, are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair value. Fair value is based on foreign exchange spot and forward prices obtained in active markets. Forward currency contracts are carried as assets when fair value is positive and as liabilities when fair values are negative. Changes in fair value are recognized in net income (loss).

Certain derivatives may be embedded in other financial instruments (the host instrument), such as notes, bonds and debentures with conversion features. Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

f) Foreclosed properties held for sale

Foreclosed properties held for sale include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties held for sale which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties held for sale. An extension of the period required to complete the sale would not preclude the properties from being classified as held for sale when the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the asset.

g) Sold or discharged loans receivable

In the normal course of business, the Company may sell its interests in loans receivable or discharge the borrower from its loan for certain proceeds. Outstanding proceeds of sold or discharged loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

h) Long-lived assets

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated. Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years being its estimated useful life.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

i) Provisions

The Company recognizes provisions when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

j) Translation of foreign currencies

The presentation currency for these Financial Statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars.

The assets and liabilities of subsidiaries with a US dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income (loss) as currency translation adjustments, which is a component of the Company’s equity.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in net income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a US dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income (loss) is transferred to foreign exchange gain (loss) in net income (loss).

k) Interest income recognition

Interest income on loans is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan. Loan cash flows include both principal and interest, as well as certain origination and commitment fees such as structuring fees, drawdown fees, and rollover fees. Non-cash items include common shares or warrants received. Cash and non-cash fees are netted against the loan’s carrying value and are amortized in net income (loss) over the estimated term of the loan using the loan’s effective interest rate. When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Interest penalties received as a result of loan prepayments by borrowers are recognized in net income (loss) in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated loan using the effective interest method. If a modification of a loan does represent an extinguishment of the original receivable, the original loan is derecognized in its entirety and a new receivable is recognized under the new terms.

l) Deferred revenue and other loan income and fees

Loan origination and commitment fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under deferred revenue on the consolidated balance sheet. Non-refundable origination fees are recognized as income when it is considered unlikely that the loan will be entered into.

Fees received in return for arranging a loan between a borrower and lender are recognized into other loan income at loan inception once the loan has been arranged. In most cases, these fees are provided solely to the Company for the loan arrangement and are not provided to any other lender involved.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners or co-lenders. These fees are not included in the cash flows used to determine the effective interest rate.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

m) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s Financial Statements. Calculation methodologies of the Partnership Agreement are discussed in Note 13.

n) Income taxes

Income tax expense (recovery) is comprised of current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to prior year’s estimates.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates, except to the extent that deferred tax assets and liabilities related to items that are charged or credited in other comprehensive income or directly to equity. In these circumstances, deferred tax is charged or credited to other comprehensive income or to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

o) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and volatility and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

p) Common shares of the Company

The value of common shares issued in a public offering or private placement is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services received, the amount credited to share capital is equal to the fair value of the services received. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is first recognized as a reduction in equity to the extent of the average assigned carrying value of the common shares repurchased and the excess is charged to contributed surplus. The total cost is recorded at the amount paid including transaction costs.

q) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In periods that the Company reports a net loss, diluted loss per share is the same as basic loss per share, as the result would be anti-dilutive.

r) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to net income (loss) on a straight-line basis over the period of the lease.

s) Use of estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management estimates and judgements include:

•

Provisions for loan losses - Management exercises judgment to determine whether indicators of loan impairment exist and if so, management must estimate the timing and amount of future cash flows from loans receivable. Refer to Note 6c.

•

Valuation of deferred income tax assets - The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable income. Refer to Note 14.

•

Valuation of warrants and common shares of privately held companies - Inputs to the Black-Scholes warrant pricing model require estimates of future share price volatility. Refer to Note 5 for discussion of key inputs and Note 18 for the sensitivity analysis performed on warrant valuation. Valuation of common shares of privately held companies requires judgment on fair value. Refer to Note 17 for valuation details and Note 18 for the sensitivity analysis performed on common shares held.

•

Valuation of precious metal loans – Inputs to the valuation model require estimates of credit and other risks. Refer to Note 5 for discussion of key inputs and Note 17 and 18 for additional valuation details.

•

Revaluation of foreclosed properties held for sale - Management exercises judgment to determine whether indicators of impairment exist and if so, management must estimate the timing and amount of future cash flows from foreclosed properties held for sale. Refer to Note 7.

While management believes that these estimates and judgments are reasonable, actual results could differ materially from those estimates.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at December 31, 2012 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following standards or amendments are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Company does not expect this standard to have an impact on its consolidated financial statements but will monitor the requirement in lending situations that could give the Company power over the operations and returns over the investee.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenues and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Company currently uses the equity method of accounting for its joint ventures and does not expect this standard to have an impact on its consolidated financial statements.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of IFRS 12 has no impact on the Company’s financial statements; however, minimal additional disclosures will be required on the Company’s joint venture.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company does not expect the standard to have an impact on its financial statements; however, enhanced fair value disclosures will be required.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

IFRS 7 Financial Instruments – Disclosures

IFRS 7 provides guidance on financial instrument disclosures, and is based on the notion that entities should provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance. The standard was amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. The Company does not expect the standard to have an impact on its financial statements or disclosures. The Company will reassess the disclosure requirements depending on whether the Partnership enters into any derivative hedges in the future.

Amendments to Other Standards

In addition, there have been amendments to IAS 1, Presentation of items of other comprehensive income (“OCI”). IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to net income (loss) in the future. The Company does not expect the standard to have an impact on the Company’s consolidated financial statements.

5	FINANCIAL ASSETS AT FVTPL

a) Investments and securities

The Company holds investment portfolios with Canadian chartered financial institutions which hold a number of short term and long term bonds. The bonds are considered liquid as the Company can sell its holdings at any time. The fair value of bonds may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds.

The Company holds common shares received primarily in connection with resource lending activities. The Company is subject to certain holding periods before trading in these shares is permitted. Common shares received in connection with resource lending activities are publicly traded on recognized stock exchanges. The Company also holds certain common shares in a privately held company received as consideration for the sale of Viceroy Gold Corp. (“VGC”) and Castle Mountain Venture (“CMV”). The Company’s shares do not represent a significant or controlling interest in the underlying investee.

The Company holds warrants in connection with its resource lending activities. Certain warrants held by the Company are publicly traded on recognized stock exchanges. Warrants held by the Company where market quotations are not readily available are fair valued using the Black-Scholes option pricing model.

Notes, bonds and debentures are interest bearing instruments with issuers in the resource sector and may include certain conversion features which allow the underlying instrument to be converted generally to common shares of the issuer.

Refer to Note 17 for the fair valuation methodology of these investments and securities.

As at December 31, 2012 and 2011, investments and securities at FVTPL include:

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

	2012	2011
	$	$
Managed investment portfolios at FVTPL:
Corporate and government bonds	29,777	40,402

Securities at FVTPL:
Common shares	3,495	3,125
Warrants	2,265	2,665
Notes, bonds and debentures	14,171	1,610
Total	49,708	47,802

For warrants that are not traded on an exchange, the Company determined fair value using the Black-Scholes option pricing model with the following assumptions:

December 31, 2012:

Warrants:	Expiry	Number of	Strike Price	Closing	Fair
Issuer	Date	Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£3.18	$33
African Minerals Limited	Feb 2016	625,000	£4.25	£3.18	$675
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$246	$1,470
Total fair value of warrants not publicly traded					$2,178

Total fair value of publicly traded warrants					$87
Total warrants at December 31, 2012					$2,265

December 31, 2011:

Warrants:	Expiry Date	Number of	Strike Price	Closing	Fair
Issuer		Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£4.36	$156
African Minerals Limited	Feb 2016	625,000	£4.25	£4.36	$1,112
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$229	$1,296
Total fair value of warrants not publicly traded					$2,564

Total fair value of publicly traded warrants					$101
Total warrants at December 31, 2011					$2,665

The weighted average volatility used to determine the fair value of these warrants is 38 percent (December 31, 2011 – 30 percent). Each whole warrant for African Minerals Limited entitles the holder to purchase one common share. Each whole warrant for North American Palladium Ltd. entitles the holder to purchase 0.35 of an ounce of palladium.

Refer to Note 18 for market risk sensitivity analysis on the Company’s investments and securities held.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to the carrying values of investments and securities at FVTPL during the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	$	$
Balance, January 1	47,802	20,866
Fair value on acquisition or receipt	17,700	31,487
Cash withdrawals from investment accounts	(9,785)	-
Proceeds on sale of common shares and warrants	(5,744)	(3,066)
Realized gain (loss) on sale of common shares and warrants	714	(1,059)
Unrealized fair valuation loss	(979)	(426)
Balance, December 31	49,708	47,802

b) Precious metal loans

During the year ended December 31, 2012, the Company advanced a precious metal loan totalling $12,500 in funds to a borrower with monthly repayments to be made beginning in January 2013 and ending in May 2015. Repayments will be in cash and calculated using a set number of gold ounces at the prevailing gold price per ounce converted to Canadian dollars. The total repayments are further subject to a minimum implied internal rate of return of five percent per annum. The total origination fees applied against the principal advanced was $679. These fees are amortized over the term of the precious metal loan.

The Company determined fair value of the precious metal loan using a valuation technique with the following inputs at December 31, 2012:

2012
Repayment term begins	January 31, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,694
Discount rate	12%

Refer to Note 17 for the fair valuation methodology of the precious metal loan and to Note 18 for market risk sensitivity analysis. Also refer to Note 6 for property sector and geographic distribution of the precious metal loan, as well as for the distribution of the precious metal loan’s fair value by priority of security charges.

As at December 31, 2012, the Company reviewed the discount rate used to calculate the fair value of the loan in relation to market changes and changes to the borrower’s credit risk. Changes to the carrying value of the precious metal loan during the year ended December 31, 2012 are as follows:

	2012	2011
	$	$
Balance, January 1	-	-
Fair value on date of advance	11,821	-
Unrealized fair valuation gain attributed to changes in market conditions	1,011	-
Unrealized fair valuation gain attributed to changes in credit risk of the borrower	1,509	-
Amortization of deferred fees	113	-
Balance, December 31	14,454	-

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The change in credit circumstances for the precious metal loan is attributed to a change in the priority ranking of security from second to first secured as well additional working capital for the borrower.

6	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. Refer to Note 3 for further information on the Company’s loan accounting policy.

The carrying value of the Company’s loan portfolio at December 31, 2012 and 2011 comprises the following components:

	2012	2011
	$	$
Resource loans at amortized cost
Loan principal	116,594	119,811
Accrued interest	836	616
Deferred income and other, net	(3,255)	(6,669)
Amortized cost, before loan loss provisions	114,175	113,758
Loan loss provisions	-	-
Carrying value of resource loans receivable	114,175	113,758

Real estate loans(1)
Loan principal	22,554	22,554
Accrued interest and deferred costs, net	10,580	7,860
Amortized cost, before loan loss provisions	33,134	30,414
Loan loss provisions	(19,764)	(8,023)
Carrying value of real estate loans receivable	13,370	22,391

Total carrying value of loans receivable	127,545	136,149

(1) Amounts exclude foreclosed properties held for sale, see Note 7.

b) Past due loans that are not impaired

Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. All past due loans are classified as impaired.

c) Impaired loans and loan loss provisions

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company has determined that a provision for collective impairment on its resource loans is not required as at December 31, 2012 and 2011. Refer to Note 3d for the Company’s accounting policy on collective provisioning.

As at December 31, 2012 and 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for specific loan loss provisions. The carrying values of the Company’s impaired loans and specific loan loss provisions are as follows:

		2012			2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans
Carrying value of impaired loans	1	2,522	(2)	-	-
Loan loss provisions	-	-		-	-
Total carrying value of impaired loans, net of loan loss provisions	1	2,522		-	-

Real estate loans
Carrying value of impaired loans	1	33,134		1	30,414
Loan loss provisions		(19,764)			(8,023)
Total carrying value of impaired loans, net of loan loss provisions	1	13,370		1	22,391

Total carrying value of impaired loans, net of loan loss provisions	2	15,892		1	22,391

(2) As at December 31, 2012, one resource loan was classified as impaired as the borrower had failed to make payments within the contractual terms under the loan agreement. However, no loan loss provision has been recorded as the loan remains fully secured by a sufficient level of collateral.

Interest income on the Company’s impaired real estate loan and the changes in the Company’s loan loss provision on real estate loans during the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	$	$
Interest on impaired loans	2,721	5,355

Loan loss provision on real estate loans

Balance, January 1	8,023	32,142
Loan loss expense on real estate loans (3)	11,741	4,909
Recoveries on real estate loans held	-	(365)
Written off on loan sale, discharge or transfer to foreclosed properties held for sale	-	(28,663)
Balance, December 31	19,764	8,023

(3) During the year ended December 31, 2012, $11,741 in additional loan loss provisions were recorded on real estate loans held. In addition to this, the Company recorded $1,368 in recoveries on loans previously written off. This resulted in a net loan loss expense on real estate loans of $10,373 for 2012. During the year ended December 31, 2011, additional loan loss expense of $5 was also recorded on real estate loans previously written off. This resulted in a net loan loss expense on real estate loans of $4,549 for 2011. During the three months ended December 31, 2012, the Company recorded an additional $9,684 in loan loss expense on its real estate loan due to new market information obtained.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d) Sale or discharge of real estate loans

There were no real estate loans sold or discharged during the year ended December 31, 2012.

	2012	2011
	$	$
Proceeds, net of closing costs	-	47,936
Loan carrying values, net of loss provisions	-	(46,849)
Net gain	-	1,087
Net gain reported as recovery to the provision	-	919
Net gain reported as a gain on sale of loans	-	168
	-	1,087

e) Loan commitments

As at December 31, 2012, subject to certain funding conditions, the Company is committed to providing up to $19,200 in credit facilities on resource loans (December 31, 2011 - $5,000).

f) Loan fees and sold /discharged loans receivable

Included in loan fees and sold or discharged loans receivable as at December 31, 2012 are loan drawdown fees of $398 and proceeds of $175 on previously sold loans (December 31, 2011 - $518 and $347 respectively).

g) Property sector distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances as at December 31, 2012 and 2011 by property sector:

		2012			2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Metals and mining	12	106,135		9	108,175
Energy and other	2	10,459		2	11,636
Total principal at amortized cost	14	116,594		11	119,811

Precious metal loans at FVTPL
Metals and mining	1	14,454	(4)	-	-
Total principal at FVTPL	1	14,454		-	-

Real estate loan
Land under development	1	22,554		1	22,554
Total real estate loan principal	1	22,554		1	22,554
Total loan principal	16	153,602		12	142,365

(4) The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h) Geographic distribution of loan principal

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by principal geographic location of the underlying security as at December 31, 2012 and 2011:

		2012			2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Canada	5	50,500		4	35,450
United States of America	4	38,161		3	29,636
Mexico	4	27,633		2	21,300
Senegal	1	300		-	-
Sierra Leone	-	-		1	25,425
Chile	-	-		1	8,000
Total principal at amortized cost	14	116,594		11	119,811

Precious metal loans at FVTPL
Canada	1	14,454	(4)	-	-
Total principal at FVTPL	1	14,454		-	-

Real estate loan
Canada	1	22,554		1	22,554
Total real estate loan principal	1	22,554		1	22,554
Total loan principal	16	153,602		12	142,365

(4) The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

i) Priority of security charges

The following table summarizes the distribution of all of the Company’s outstanding loan principal balances by priority as at December 31, 2012 and 2011:

		2012			2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans at amortized cost
Senior priority	14	116,594		11	119,811

Precious metal loans at FVTPL
Senior priority	1	14,454	(4)	-	-

Real estate loans
Senior priority	1	22,554		1	22,554
Total loan principal	16	153,602		12	142,365

(4) The precious metal loan is carried at fair market value which includes principal and interest. Refer to Note 5 and 17 for fair valuation methodology.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

j) Other loan income and fees

Other loan income and fees during the years ended December 31, 2012 and 2011 consists of:

	2012	2011
	$	$
Gain on early repayment of loans	3,008	-
Loan arrangement fees earned	350	1,683
Gain on sale of loans and foreclosed properties held for sale	-	169
Commitment fees on loans not funded	50	1,382
Syndication income and other	270	354
Total other loan income and fees	3,678	3,588

7    FORECLOSED PROPERTIES HELD FOR SALE

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties held for sale. When foreclosed properties held for sale are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties held for sale are reported as losses on revaluation of foreclosed properties held for sale.

As at December 31, 2012, the period of time required to complete the sale of the Company’s foreclosed properties held for sale has been extended due to circumstances beyond the Company’s control such as market conditions. The Company however remains committed to its plan to sell its foreclosed properties held for sale. The properties continue to be actively marketed and, where necessary, strategic actions are being taken to respond to current market conditions.

Foreclosed properties held for sale are measured at the lower of carrying value or fair value less costs to sell. The Company uses management’s best estimate to determine fair value of the properties which involves frequent inspection, engaging realtors and other professionals to obtain property appraisals, and assessment of market conditions based on previous purchase and sale offers received.

For the years ended December 31, 2012 and 2011, all foreclosed properties held for sale were classified as held for sale and changes to the balance of foreclosed properties held for sale are as follows:

		2012			2011
	Number of	$		Number of	$
	Properties			Properties
Balance, beginning of year	4	29,944		3	29,807
Properties foreclosed	-	325	(5)	1	990
Foreclosed properties sold	(1)	(446	)(6)	-	-
Loss on revaluation of foreclosed properties held for sale	-	(11,649	)(6)	-	(853)
Balance, end of year	3	18,174		4	29,944

(5) During the year ended December 31, 2012, the Company paid $325 in property taxes related to one of its foreclosed properties held for sale which was previously provided for against the related foreclosed property.

(6) During the year ended December 31, 2012, the Company sold a foreclosed property with a carrying value of $446 for total proceeds, net of closing costs, of $471. The resulting net gain of $26 was reported as a recovery to the loss on revaluation of foreclosed properties held for sale on the consolidated statement of comprehensive income (loss). During the three months ended December 31, 2012, the Company recorded additional losses on revaluation of foreclosed properties held for sale of $4,138 in response to new market information.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

8 PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2011	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At December 31, 2011	35	369	421	93	918
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At December 31, 2012	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2011	-	236	374	32	642
Net amortization recorded in office and other expense	-	75	28	11	114
At December 31, 2011	-	311	402	43	756
Net amortization recorded in
office and other expense	-	58	13	11	82
At December 31, 2012	-	369	415	54	838

Net carrying values
At December 31, 2011	35	58	19	50	163
At December 31, 2012	35	-	6	39	80

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9        EQUITY METHOD INVESTMENTS

Through its wholly owned entity, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer one of the Company’s resource loans. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners.

On September 7, 2012, the Company sold its wholly owned subsidiary, VGC together with its 75% interest in CMV. Refer to Note 12.

Summarized financial information of the Company’s joint ventures accounted for using the equity method as at and for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Equity method investments	$	$
Assets	326	726
Liabilities	40	285
Total net assets included in equity method
investments on the consolidated balance sheet	286	441

	2012	2011
Equity method investment income	$	$
Revenue	165	1,797
Expenses	(41)	(1,158)
Income before income taxes	124	639
Total net income included in equity method investment income on the consolidated statement of comprehensive (loss) income	110	602

10	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2011	154,694,758	218,082
Repurchased and cancelled – normal course issuer bid	(1,421,712)	(2,007)
Issued on exercise of stock options	950,000	1,693
Balance, December 31, 2011	154,223,046	217,768
Repurchased and cancelled – normal course issuer bids	(7,246,127)	(10,231)
Balance, December 31, 2012	146,976,919	207,537

In March 2011, the Company commenced a normal course issuer bid (the “2011 NCIB”) to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares. During the year ended December 31, 2012, 364,600 common shares at an average price of $1.53 per share were repurchased and cancelled under the 2011 NCIB for a total consideration of $556. The Company also cancelled an additional 27,900 common shares under the 2011 NCIB which were held in treasury at December 31, 2011. Total cost, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess of $41 was credited to contributed surplus.

On April 3, 2012, the Company received regulatory approval to repurchase and cancel up to 9,507,638 of its issued and outstanding common shares by way of a normal course issuer bid (the “2012 NCIB”), commencing on April 9, 2012 and ending on April 8, 2013. During the remainder of the year ended December 31, 2012, a total of 6,853,627 common shares at an average price of $1.46 per share were repurchased and cancelled under the 2012 NCIB. During the year ended December 31, 2012, the total cost of the repurchased shares, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess amount of $338 was charged against contributed surplus.

c) Dividends

Total dividends paid during the year ended December 31, 2012 were $9,130 (2011 - $3,096). Also refer to Note 22 for subsequent events.

d) Stock options outstanding

The Company has a shareholder approved stock option plan under which options may be granted to employees, officers, directors and certain service providers, for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the board of directors. Exercised options are settled with the issuance of common shares in the Company.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes in the number of stock options outstanding for years ended December 31, 2012 and 2011 are as follows:

	2012		2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, January 1	7,925,000	1.70	8,635,000	1.66
Granted	450,000	1.50	600,000	1.72
Exercised	-	-	(950,000)	1.35
Expired	(629,167)	2.79	(235,000)	1.94
Forfeited	(150,000)	1.63	(125,000)	1.70
Balance, December 31	7,595,833	1.59	7,925,000	1.70
Options exercisable at end of year	6,953,319	1.60	5,154,098	1.74

The fair value of options granted were estimated at the time of grant using the Black-Scholes option pricing model.

On a weighted average basis, the Black-Scholes model inputs and fair valuation of options granted in the years ended December 31, 2012 and 2011 are as follows:

	Weighted Average Value
	2012	2011
Share price on grant date	$1.50	$1.72
Exercise price	$1.50	$1.72
Expected forfeiture rate	0.00%	0.00%
Expected volatility(7)	40.00%	53.35%
Expected option life in years	3 years	3 years
Expected dividend rate	4.08%	0.00%
Risk-free interest rate	1.00%	1.73%
Black-Scholes fair value	$0.39	$0.63

(7) Expected volatility is based on the historical share price volatility over the same duration to the date of grant as the expected life of each option grant.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012 and 2011:

2012	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of	Options	Remaining	Exercise	Options	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	1.97	1.32	3,400,000	1.32
1.50 to 1.99	3,695,833	2.70	1.78	3,053,319	1.83
2.00 to 2.49	500,000	0.27	2.08	500,000	2.08
	7,595,833	2.21	1.59	6,953,319	1.60

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

2011		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.98	1.32	2,341,622	1.31
1.50 to 1.99	3,575,000	3.47	1.81	1,862,476	1.83
2.00 to 2.49	500,000	1.27	2.08	500,000	2.08
3.00 to 3.49	450,000	0.36	3.23	450,000	3.23
	7,925,000	2.94	1.70	5,154,098	1.74

11	DEFERRED REVENUE

Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) until the date the funds are drawn by the borrower at which point the fees are reclassified to loans receivable and applied against the principal of the loan. If the loan does not close and/or the principal is not drawn by the maturity date, any non-refundable fees are recorded in income. As at December 31, 2012, $1,217 of such fees were received and are recorded on the consolidated balance sheet in deferred revenue (2011 - $550).

12	GAIN ON SALE OF SUBSIDIARY

On September 7, 2012, the Company sold 100% of the share capital of its subsidiary VGC, together with its 75% interest in CMV. CMV’s primary operating activities related to the reclamation of the non-operational Castle Mountain mining property and included the long-term monitoring and maintenance of the property.

The details of the Company’s interest in VGC on the date of sale and the total consideration for the sale are as follows:

Equity method investment	$4
Net assets	4

Total pre-tax consideration for the sale	4,258
Gain on sale of subsidiary	$4,254

A portion of the consideration was satisfied through the issuance of 3.0 million common shares from the purchaser, a private company, for an estimated total fair value of $1,500, net of finder’s fees of 1.0 million shares. The common shares are included in investments and securities on the consolidated balance sheet and represent less than 10% of the outstanding shares in the privately held company. The remainder of the consideration is due in two installments of $3,000 and $5,000 on the earlier of the achievement of certain milestones but no later than three and six years from closing, respectively. The remaining payment may be satisfied by cash or through the issuance of common shares of the purchaser provided that they are listed on a recognized stock exchange. Management uses judgment in valuing the proceeds receivable balance and the collectability thereof, and considers factors such as the purchaser’s ability to raise financing and the condition of the resource markets.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

At December 31, 2012, the discounted pre-tax carrying value of the remainder of the consideration is $2,982 and is reported under proceeds receivable on sale of subsidiary on the consolidated balance sheet. Certain closing costs attributed to the sale and recorded against the gain on sale of subsidiary totaled $108. Upon disposal, gains accumulated in other comprehensive income of $24 were transferred to foreign exchange gain (loss) in net income (loss). The current and deferred tax expense relating to this sale was $2,068, leaving an after tax gain of $2,186.

13	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

•	Base management fee at a rate of $100 per year plus applicable taxes, accrued for and paid quarterly;

•	2% of the average net assets under management of the Partnership; and

•

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3-year Government of Canada bond yield or similar index, capped at 6% (effective September 1, 2011) and the average 30-year Government of Canada bond yield (prior to September 1, 2011).

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Management fees for years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	$	$
Base management fee	113	113
2% of average net resource assets(8)	3,947	3,336
20% of adjusted net resource income net of annual hurdle(9)	2,216	-
Management services expense	6,276	3,449

(8) Average net resource assets include resource loans and net assets available for the purposes of resource loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

(9) Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net resource income for the year ended December 31, 2012 is $14,266 (2011 - $5,376). At December 31, 2012, the total cumulative net income from inception of the Partnership is $18,118 (2011 - $3,852) and the cumulative hurdle is $7,037 (2011 - $4,735) resulting in cumulative income in excess of the hurdle of $11,081 (2011 - $883 in unmet hurdle).

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

14	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a) Income tax (recovery) expense consists of the following:

	Year Ended December 31
	2012	2011
	$	$
Current		-
Canada: Current income tax charge	100	6,059
Benefit arising from previous unrecognized tax assets	(100)	(6,063)
United States: Current income tax charge	1,184	40
Total current expense	1,184	36

Deferred
Canada: Deferred tax charge (recovery)	-	-
United States: Deferred tax charge (recovery)	833	(97)
Total deferred (recovery) expense	833	(97)
Total income tax (recovery) expense	2,017	(61)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the (loss) income before income tax provision due to the following:

	2012	2011
	$	$

Statutory tax rate	26.33%	27.72%

Income tax (recovery) expense at statutory rates	(876)	672
Increase (decrease) in taxes from:
Non-deductible differences	137	267
Capital gains not subject to tax	(879)	-
Change in enacted tax rates	-	(84)
Tax assets not recognized	1,869	(912)
Income subject to foreign taxes at a higher rate	1,776	-
Other	(10)	(4)
Total income tax expense (recovery)	2,017	(61)

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c) The significant components of the deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2012	2011
	$	$
Non-capital loss carry-forwards	-	-
Capital loss carry-forwards	-	-
Premises and equipment	-	-
Specific loan loss provisions	-	-
Resource deductions	-	-
Other	-	-
Deferred income tax asset	-	-

Deferred gain and other	1,044	214
Deferred tax liability	1,044	214

The movement between the opening and closing balances was recognized in income or loss.

As at December 31, 2012, the Company has non-capital losses of approximately $23,526 (2011 -$24,065) and capital losses of approximately $60,826 (2011 - $60,826) available to apply against future Canadian income for tax purposes. In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $35,750 in additional non-capital losses (2011 - $26,781). The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets as at December 31, 2012 and 2011:

	2012			2011
		Foreclosed	Other		Foreclosed
		Properties	Deferred	Non-	Properties	Other Deferred
	Non-Capital	Held For	Income Tax	Capital	Held for	Income Tax
	Losses	Sale	Assets	Losses	Sale	Assets
	$	$	$	$	$	$

2012	-	-	-	-	-	879
2013	-	-	422	-	-	422
2014	-	-	104	-	-	104
2015	-	-	-	-	-	-
2016 – 2027	-	-	-	-	-	-
2028	15	-	-	19	-	-
2029	10,350	-	-	10,885	-	-
2030	13,155	-	-	13,155	-	-
2031	6	-	-	6	-	-
2032	-	-	-	-	-	-
Thereafter	-	35,750	15,128	-	26,781	15,805
Total	23,526	35,750	15,654	24,065	26,781	17,210

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

15	COMMITMENTS AND CONTINGENCIES

a) Operating leases and other commitments

The Company has entered into operating leases for office premises in Toronto and Vancouver and has committed to office-related costs to 2017. The Company has also employed two officers to provide resource lending advisory services to the Company and has renewed the employment contract through to March 2013. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 21.

As at December 31, 2012, the remaining payments for the employment contracts and the operating leases and office costs are due as follows:

	2013	2014	2015	2016	2017	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	78	-	-	-	-	78
Operating leases and office costs	232	27	27	27	27	340
Total commitments	310	27	27	27	27	418

b) Loan commitments

The Company’s loan commitments are disclosed in Note 6(e).

c) Legal proceedings

The Company is subject to various legal proceedings as at December 31, 2012. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

16	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between interest-bearing assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at December 31, 2012, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $107 (December 31, 2011 - $378). An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $93 (December 31, 2011 - $336).

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at December 31, 2012 and 2011:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
2012	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	17,250	46,936	72,843	41,896	11,725	42,054	232,704
Total liabilities and equity	-	-	-	-	-	(232,704)	(232,704)
Difference	17,250	46,936	72,843	41,896	11,725	(190,650)	-
Cumulative difference	17,250	64,186	137,029	178,925	190,650	-	-
Cumulative difference as a percentage of total assets	7.4%	27.6%	58.9%	76.9%	81.9%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non-Interest
2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	36,994	45,861	43,864	74,847	1,854	50,123	253,543
Total liabilities and equity	-	-	-	-	-	(253,543)	(253,543)
Difference	36,994	45,861	43,864	74,847	1,854	(203,420)	-
Cumulative difference	36,994	82,855	126,719	201,566	203,420	-	-
Cumulative difference as a percentage of total assets	14.6%	32.7%	50.0%	79.5%	80.2%	-	-

17	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	Inputs that are not based on observable market data.

Except for loans receivable, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the consolidated balance sheet.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair value hierarchy of the Company’s financial instruments carried at fair value as at December 31, 2012 and 2011 are as follows:

2012	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities:
Corporate and government bonds	-	29,777	-	29,777
Common shares	1,995	-	1,500	3,495
Warrants	87	-	2,178	2,265
Notes, bonds and debentures	-	14,171	-	14,171
Precious metal loans	-	-	14,454	14,454
Total financial assets	2,082	43,948	18,132	64,162

2011	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities:
Corporate and government bonds	-	40,402	-	40,402
Common shares	3,125	-	-	3,125
Warrants	101	-	2,564	2,665
Notes, bonds and debentures	854	756	-	1,610
Derivative asset	-	76	-	76
Total financial assets	4,080	41,234	2,564	47,878

A reconciliation of the changes during the years ended December 31, 2012 and 2011 for the Level 3 fair value measurements is as follows:

	2012	2011
	$	$
Balance, beginning of year	2,564	-
Fair value on acquisition or receipt	13,321	4,878
Proceeds on sale of warrants	-	(402)
Realized gain (loss) on sale of warrants recorded in net income (loss)	-	(87)
Realized loss on cancellation of warrants recorded in net income (loss)	-	(727)
Fair valuation gain (loss) recorded in net income (loss)	1,491	(1,098)
Transfers into level 3	756	-
Balance, end of year	18,132	2,564

During the year ended December 31, 2012, the Company transferred one of its debentures from Level 2 to Level 3. The reason for the transfer was because of certain significant financial events encountered by the counterparty, which resulted in management re-evaluating the fair value of the instrument based on a model incorporating certain management assumptions that could not be corroborated by market data.

The fair values of the Company’s common shares and warrants, which are traded on recognized stock exchanges and are based on the most recent trading price quoted in active markets, are classified as Level 1.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

As at December 31, 2012, the Company holds certain privately held common shares received as consideration for the sale of VGC and CMV and these shares are classified as Level 3 and do not have a liquid market. A significant level of judgment was used to estimate fair value. Management considered factors which are not corroborated by observable market data to determine the fair value of these shares. Factors considered include a review of the sale agreement terms, analysis of the purchaser company’s net book value, comparisons to the consideration received by other parties involved in the sale of the subsidiary and consideration received in additional equity financing. The Company assesses the fair value of the common shares each reporting period.

The Company’s corporate and government bonds are not traded on recognized exchanges but are measured using pricing data from external service providers and as such are classified as Level 2.

The fair values of warrants where market quotations are unavailable are generally based on inputs other than quoted prices and are classified as Level 2. The Company utilizes the Black-Scholes option pricing model in determining the fair value of these warrants which is greatly influenced by the term of the warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company uses management judgment but considers historical market data of the security issuers’ underlying shares or other instruments. The fair values of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

The Company’s notes, bonds and debentures are classified as Level 2 as they are generally not exchange traded and are fair valued using pricing data from external service providers.

The Company’s precious metal loan is classified as Level 3. Each reporting period, the loan is fair valued using published future contract prices for gold, adjusted for foreign exchange, and a time value of money factor is recorded. The discount factor for future cash flows is reviewed each reporting period and adjusted for changes in credit risk of the borrower or market changes. To assess market changes, the Company reviews yields to maturity for a group of comparable loans or borrowings trading in the market based on similar characteristics such as terms to maturity, security rankings, and business risks.

The fair value of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been recorded at amortized cost. Their fair values are not necessarily representative of the amounts realizable in immediate settlement of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair values of the Company’s financial instruments as at December 31, 2012 and 2011 are as follows:

		2012		2011
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial assets
Cash and cash equivalents	17,250	17,250	31,994	31,994
Restricted cash	-	-	5,000	5,000
Investments and securities at FVTPL:
Corporate and government bonds	29,777	29,777	40,402	40,402
Common shares	3,495	3,495	3,125	3,125
Warrants	2,265	2,265	2,665	2,665
Notes, bonds and debentures	14,171	14,171	1,610	1,610
Loans receivable, net of loan loss provisions	127,545	131,698	136,149	136,891
Precious metal loans	14,454	14,454	-	-
Derivative asset	-	-	76	76
Total	208,957	213,110	221,021	221,763

18	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the board of directors. The board of directors directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans decline to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

These include:

•	emphasis on first priority and/or secured financings;

•	the investigation of the creditworthiness of all borrowers;

•	the employment of qualified and experienced loan professionals;

•	a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

•	continuous written status updates provided on the business plans and if applicable, progress thereon;

•	the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

•	a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization of foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

As at December 31, 2012, the Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans receivable of $127,545 (December 31, 2011 -$136,149), the fair value of its precious metal loan of $14,454 (December 31, 2011 - $nil), the Company’s receivables of $5,207 (December 31, 2011 - $2,050) and loan commitments of $19,200 (December 31, 2011 - $5,000). As at December 31, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24,829 (19.5% of the Company’s loans receivable) (December 31, 2011 - $24,378). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2012, subject to certain funding conditions, the Company is committed to providing up to $19,200 in resource loan advances (2011 - $5,000).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at December 31, 2012, management believes the Company holds sufficient cash and liquid securities to meet its obligations.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes and publicly traded warrants, a 10 percent increase or decrease in market prices as at December 31, 2012 would result in an increase or decrease of approximately $4,753 in the fair value of these investments (2011 - $4,524).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption as at December 31, 2012 would result in an increase of approximately $548 and a decrease of $533 in the fair value of the warrants held (2011 – an increase of $963 and a decrease of $665). In addition, as at December 31, 2012, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase of $642 and a decrease of $567 in the fair value of the warrants held.

With respect to the Company’s precious metal loan, certain changes in market conditions that give rise to market risk include changes in observed (benchmark) interest rates, commodity prices, and foreign exchange rates. As at December 31, 2012, a 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $184 (2011 - $nil). Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from nine months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at December 31, 2012, the Company had 14 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $139,148 (2011 - $142,365). The Company’s 14 fixed rate resource loans range in maturity dates of less than 6 months to two years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

At December 31, 2012, the Company held a precious metal loan with a carrying value of $14,454 (2011 - $nil). The loan’s fair value is dependent on future gold prices. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1,445 (2011 - $nil).

The Company may also hold certain investments linked to the market prices of metals. At December 31, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $723 (2011 - $854) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. As at December 31, 2012, the Company maintains an exposure in US currency of approximately 21 % of its capital. The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following summarizes the Company’s significant assets and liabilities as at December 31, 2012 and 2011 by currency:

	All amounts in thousands of Canadian
2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	7,824	9,426	-	-	17,250
Investments and securities at FVTPL	42,445	6,555	708	-	49,708
Loans receivable	111,365	16,180	-	-	127,545
Precious metal loans	-	14,454	-	-	14,454
Foreclosed properties held for sale	18,174	-	-	-	18,174
All other assets	5,573	-	-	-	5,573
Total assets	185,381	46,615	708	-	232,704

Total liabilities	9,559	-	-	-	9,559

2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash(10)	5,000	-	-	-	5,000
Investments and securities at FVTPL	44,925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties held for sale	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

(10) Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

19	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by resource and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

20	CASH FLOW INFORMATION

(a) Changes in non-cash operating working capital items

	Year Ended December 31
	$	$
	2012	2011
(Increase) decrease in prepaid expenses, deposits and other assets	(460)	248
Increase in accounts payables and accrued liabilities	2,056	44
Decrease (increase) in income tax receivable	82	(38)
Decrease (increase) in restricted cash	5,000	(5,000)
	6,678	(4,746)

(b) Cash received or paid

	Year Ended December 31
	$	$
	2012	2011
Interest received (non-loan)	774	777
Income tax paid (received)	1,087	(79)
	1,861	698

21	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

During the year ended December 31, 2012, the Company entered into a lending arrangement with a third party related by virtue of having certain key management personnel in common. The facility was for $750 in principal and the agreement was based on normal commercial terms (2011 - $8,000). In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed for an additional six months starting September 7, 2012, and pursuant to these agreements, the Company recorded $420 in related salaries expense during the year ended December 31, 2012 (2011 - $420).

During the year ended December 31, 2012, the Company recorded $6,276 (2011 - $3,449) as management services expense incurred with Sprott LP for their administration of the Partnership, as discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at December 31, 2012 was $6,163 (2011 - $4,018) offset by a receivable of $903 related to executive compensation paid by the Company on behalf of Sprott LP (2011 - $722).

In September 2011, the Company sub-leased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties. Costs incurred by one party on behalf of the other are reimbursed in full. During the year ended December 31, 2012, the Company reimbursed $33 (2011 - $38) and received $342 (2011 - $217) from such party for such administrative costs. These amounts are recorded against office and other expenses in net income (loss). As at December 31, 2012, $49 (2011 - $17) of related amounts are included in prepaid expenses, deposits and other assets.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. Included in office and other expenses in net income (loss) for the year ended December 31, 2012, are $269 in office rent and leasehold expenses paid to Sprott Asset Management LP (2011 - $493). In September 2011, the Company entered into a cost sharing agreement with Sprott Inc. to allocate the Company’s share of operating costs associated with the lease. Included in office and other expenses in net income (loss) for the year ended December 31, 2012, are $280 in shared operating costs to Sprott Inc. (2011 - $191) Included in accounts payable and accrued liabilities on the consolidated balance sheet as at December 31, 2012 are related amounts of $35 (2011 - $21).

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the year ended December 31, 2012 and 2011 was as follows:

	2012	2011
	$	$
Salaries and benefits	1,790	1,431
Directors’ fees	151	197
Salaries and benefits related to real estate monetization and transition	14	1,661
Termination benefits	-	13
Stock-based compensation	480	1,518
Total	2,435	4,820

Included in salaries and benefits in the table above is executive compensation paid on behalf of Sprott LP of $903 for the year ended December 31, 2012 (2011 - $608) for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

During the year ended December 31, 2012, the Company received $133 (2011 - $72) in syndication fees from parties related by virtue of their role as, or relationship to, key management personnel.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

22	SUBSEQUENT EVENTS

On February 28, 2013, the board of directors approved the payment of a dividend of $0.015 per common share for payment on March 28, 2013 to shareholders of record on March 12, 2013.

23	RECLASSIFICATION OF PRIOR YEAR COMPARATIVES

Certain prior year comparatives in the consolidated balance sheet have been reclassified to conform to the current year’s presentation. For the comparative consolidated balance sheet as at December 31, 2011, the Company reclassified $722 of executive compensation related to the Partnership Agreement to prepaid expenses, deposits and other assets on the consolidated balance sheet. These amounts were previously recorded as a reduction to management fees payable in accounts payable and accrued liabilities.